UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 15, 2021

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On December 16, 2021, McDonald's Corporation (the "Company") issued a press release announcing a settlement resolving the lawsuit the Company brought against its former President and Chief Executive Officer, Stephen J. Easterbrook. A copy of the press release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release of McDonald's Corporation issued December 16, 2021: McDonald's successfully resolves lawsuit against Steve Easterbrook; former CEO returns equity awards and cash with a value of over $105 million to the Company
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION

(Registrant)

Date: December 16, 2021

By: /s/ Denise A. Horne

Denise A. Horne

Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 99.1



Investor Release

FOR IMMEDIATE RELEASE

12/16/2021

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Jesse Lewin, jesse.lewin@us.mcd.com

McDonald's successfully resolves lawsuit against Steve Easterbrook; former CEO returns equity awards and cash with a value of over $105 million to the Company

CHICAGO, IL –   McDonald's Corporation (NYSE: MCD) ("McDonald's" or "the Company") today announced that the Board of Directors ("the Board") has approved a settlement resolving the lawsuit the Company brought against its former President and Chief Executive Officer Steve Easterbrook over his misconduct, lies, and efforts to impede investigations into his actions. Under the settlement, Mr. Easterbrook has returned equity awards and cash, with a current value of over $105 million, which he would have forfeited had he been truthful at the time of his termination and, as a result, been terminated for cause.

Easterbrook has also apologized to the Company, the Board and the broader McDonald's community for failing to uphold McDonald's values and fulfill his responsibility as a leader of the Company. In turn, the Company will dismiss its action against him with prejudice.

"This settlement holds Steve Easterbrook accountable for his clear misconduct, including the way in which he exploited his position as CEO," said Enrique Hernandez, Jr., Chairman of the Board of Directors of McDonald's Corporation. "The resolution avoids a protracted court process and allows us to move forward. It also affirms the Board's initial judgment to pursue this case. With this settlement, Company employees, management and the Board can continue to focus their attention on the growth of the business and building community both inside and outside the System."

Mr. Easterbrook said: "McDonald's and its Board of Directors value doing the right thing and putting customers and people first. During my tenure as CEO, I failed at times to uphold McDonald's values and fulfill certain of my responsibilities as a leader of the company. I apologize to my former co-workers, the Board, and the company's franchisees and suppliers for doing so."

McDonald's has continued to ensure its values are part of everything the Company does.

Recognizing its scale and resulting influence, McDonald's will continue to promote safe and respectful workplaces. McDonald's is implementing mandatory and industry-leading Global Brand Standards for safe, respectful and inclusive workplaces, which require all 39,000 McDonald's restaurants to adhere to these new standards.

ABOUT McDONALD'S
McDonald's is the world's leading global foodservice retailer with over 39,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS
This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.